UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2020

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

On March 11, 2020, Ms. Ayelet Steinberg, a member of the Board of Directors (the “Board”) of Ability Inc. (the “Company”) who serves as an external director under applicable Israeli law, informed the Company of her decision to resign from the Board. She cited as her reasoning the cash flow difficulties faced by the Company, and the liability and risks this poses to its officeholders.

On March 15, 2020, Mr. Avi Levin, the Company’s CFO, was dismissed from his position and replaced by Mr. Evyatar Cohen.

The Company published immediate reports in Israel reporting the abovementioned developments and published a list of senior office holders, translated copies of which are attached hereto as Exhibits and incorporated by reference herein.

Exhibits

99.1	Immediate Report dated March 12, 2020
99.2	Immediate Report dated March 15, 2020
99.3	Immediate Report dated March 15, 2020
99.4	Immediate Report dated March 15, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: March 16, 2020	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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